UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-08827

ARAMARK CORPORATION (“Former ARAMARK”)

(merged with and into renamed successor company “ARAMARK Corporation”

(“Successor ARAMARK”) on December 14, 2004)

(Exact name of registrant as specified in its charter)

ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107

(address prior to merger with and into Successor ARAMARK)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Common Stock, $.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Successor ARAMARK, the successor company to Former ARAMARK, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 4, 2005		/s/ L. FREDERICK SUTHERLAND
	By:	L. Frederick Sutherland
	Title:	Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

On December 14, 2001, Former ARAMARK merged with and into ARAMARK Worldwide Corporation. Upon completion of the merger, ARAMARK Worldwide Corporation changed its name to ARAMARK Corporation and expressly adopted as its own, for all purposes of the Securities Act of 1933, as amended, (the “Act”) and the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), all of Former ARAMARK’s filings.

Upon completion of the merger, each share of Class B Common Stock, $.01 par value, was converted into two shares of Class A Common Stock, $.01 par value, of Successor ARAMARK, divided as equally as possible among Class A-1, A-2 and A-3 Common Stock. Subsequent to the merger, filings under the Exchange Act have been made by Successor ARAMARK as the successor registrant to Former ARAMARK.

Successor ARAMARK, on behalf of Former ARAMARK, is filing this Form 15 at the request of the Commission to terminate the registration of Former ARAMARK under Section 12(g) of the Securities Exchange Act of 1934, as amended.